Chicken Soup for the Soul Entertainment, Inc.

132 E. Putnam Ave

Cos Cob, CT 06807

June 17, 2022

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Chicken Soup for the Soul Entertainment, Inc.

Registration Statement on Form S-4

File No. 333-265642

Dear Commissioners:

As counsel for and on behalf of Chicken Soup for the Soul Entertainment, Inc. (the “Company”), pursuant to Rule 473 of the Securities Act of 1933, the following delaying amendment is hereby incorporated into the Company’s Registration Statement on Form S-4 (File No. 333-265642) previously filed with the Securities and Exchange Commission on June 15, 2022:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions concerning this letter, please contact me at (212) 818-8800.

Very truly yours,

/s/ Brian L. Ross